United States

Securities and Exchange Commission
Washington, D.C. 20549

Form 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16
under the
Securities Exchange Act of 1934

For the month of AUGUST 2026	Commission File Number 001-11854
NATUZZI S.p.A.
(Translation of registrant’s name into English)
Via Iazzitiello 47 70029 Santeramo in Colle, Italy
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:
Form 20-F ⊠ Form 40-F □

NATUZZI S.P.A. ENTERS INTO A DEFINITIVE AGREEMENT WITH SELECTED CANDIDATE FOR CHIEF EXECUTIVE OFFICER ROLE

International executive with extensive track record in business transformation and strategic redirection selected to lead the next chapter of Natuzzi's transformation

Santeramo in Colle, Bari, Italy – August 20, 2026 – Natuzzi S.p.A. (NYSE: NTZ) (“Natuzzi” or the “Company”), one of the world’s most recognized luxury lifestyle and furniture brands, today announced that, following the Company’s press release dated August 10, 2026, in which it disclosed the signing of a commitment letter with a candidate for the role of Chief Executive Officer, it has entered into a definitive agreement with the selected candidate for the role of Chief Executive Officer of the Natuzzi Group.

The appointment remains subject to approval by the Company’s shareholders, whose meeting is scheduled to be held on September 11, 2026, on first call, or September 14, 2026, on second call, as well as to the candidate’s release from certain current professional commitments (following which the Company expects to disclose the candidate’s identity by the end of August 2026).

The selected candidate is an international executive with more than 30 years of leadership experience, including multiple Chief Executive Officer and senior executive roles at global companies across the food, consumer durables, luxury furniture, innovation and home appliances sectors.

Throughout his career, the candidate has driven comprehensive corporate turnarounds and strategic repositioning initiatives, combining the definition of new business priorities with their disciplined operational implementation. His experience spans organizations undergoing significant change, performance improvement, portfolio and operating-model evolution, and organizational transformation.

His background combines strategic vision with hands-on operating experience across both listed and privately held multinational companies in Europe and the United States.

The Company’s board of directors believes that this combination of transformation leadership, international experience and execution capabilities is particularly relevant to Natuzzi's current priorities, including the strengthening of competitiveness and operational performance and establishing the foundations for sustainable long-term value creation.

Pasquale Natuzzi, the Company’s majority shareholder and Chairman of the board of directors, commented: "The entire board and I are pleased to have reached a definitive agreement with the selected candidate. Following a thorough search process, we believe we have identified a leader with the international experience, transformation track record and execution discipline required for the next phase of Natuzzi’s journey.

Throughout his career, he has led companies through significant strategic and operational transformations, translating strategic vision into concrete action and measurable results. We believe this experience is highly relevant to Natuzzi at this important stage of its development.

His proposed appointment represents an important milestone in the Company’s transformation journey and reflects the board’s commitment to strengthening Natuzzi’s operating performance, competitiveness and growth platform, with the objective of creating sustainable long-term value for all our stakeholders.”

____________________________________________________________________________________

About Natuzzi S.p.A.

Founded in 1959 by Pasquale Natuzzi, Natuzzi S.p.A. is one of the most renowned brands in the production and distribution of design and luxury furniture. As of March 31, 2026, Natuzzi distributes its collections worldwide through a global retail network of 552 monobrand stores, in addition to Natuzzi galleries and curated placements within larger, multi-brand environments. Natuzzi products embed the finest spirit of Italian design and the unique craftsmanship details of the “Made in Italy”, where a predominant part of its production takes place. Natuzzi has been listed on the New York Stock Exchange since May 13, 1993. Committed to social responsibility and environmental sustainability, Natuzzi S.p.A. is ISO 9001 and 14001 certified (Quality and Environment), ISO 45001 certified (Safety on the Workplace) and FSC® Chain of Custody, CoC (FSC-C131540).

Contacts:

Natuzzi Investor Relations

Piero Direnzo | pdirenzo@natuzzi.com

Natuzzi Corporate Communication

Giancarlo Renna (Communication Manager) | tel. +39.342.3412261 | grenna@natuzzi.com

Barbara Colapinto | tel. +39.331.6654275 | bcolapinto@natuzzi.com

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

NATUZZI S.p.A.
(Registrant)

Date:	August 20, 2026	By:	/s/ Pasquale Natuzzi
Pasquale Natuzzi